

March 14, 2011

Ms. Renee Gilmore
President, Chief Executive Officer and Director
Firemans Contractors, Inc.
8200 Northeast Parkway, Suite 103
North Richland Hills, TX 76180

> **Re: Firemans Contractors, Inc.
> Amendment No. 3 to Registration Statement on Form S-1
> Filed March 2, 2011
> File No. 333-169384**

Dear Ms. Gilmore:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page F-1

Note 11. Subsequent Events, page F-16

1.   We note that your response to prior comment six, from our letter dated February 23, 2011, indicates that you will account for advances on your convertible note as "a liability associated with the discounted conversion feature to be recognized at each period end." Please clarify, based on the terms of the convertible note, why the beneficial conversion feature represents a liability. Please advise or revise your footnote and MD&A accordingly. See FASB ASC 470-20-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

Cc: The O'Neal Law Firm, P.C. (Via facsimile (888) 353-8842)